SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPORT CHALET, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A: 849163209

Class B: 849163308

(CUSIP Number)

Thomas A. Kennedy

Vestis Retail Group, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With copies to:

Alison S. Ressler

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of reporting persons Vestis Retail Group, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Vestis Retail Financing, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Vestis Retail Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Collis EMS Investments II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Collis EMS Investments II-A, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Versa Capital Fund II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person PN

1.	Names of reporting persons Versa Capital Fund II-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person PN

1.	Names of reporting persons Versa FGP-II, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person PN

1.	Names of reporting persons Versa UGP-II, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Versa Fund Management, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Versa Capital Group, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person OO

1.	Names of reporting persons Gregory L. Segall
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 100
	9.	Sole dispositive power 0
	10.	Shared dispositive power 100
11.	Aggregate amount beneficially owned by each reporting person 100
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 100% (see Item 5)
14.	Type of reporting person IN

1.	Names of reporting persons Paul Halpern
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)
14.	Type of reporting person IN

1.	Names of reporting persons Raymond C. French
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)
14.	Type of reporting person IN

1.	Names of reporting persons William R. Quinn
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)
14.	Type of reporting person IN

1.	Names of reporting persons David S. Lorry
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)
14.	Type of reporting person IN

1.	Names of reporting persons Thomas A. Kennedy
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)
14.	Type of reporting person IN

This Amendment No. 1. (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Vestis Retail Group, LLC, Everest Merger Sub, Inc., Vestis Retail Financing, LLC, Vestis Retail Holdings, LLC, Collis EMS Investments II, LLC, Collis EMS Investments II-A, LLC, Versa Capital Fund II, L.P., Versa Capital Fund II-A, L.P., Versa FGP-II, LP, Versa UGP-II, LLC, Versa Fund Management, LLC, Versa Capital Group, LLC, Gregory L. Segall, Paul Halpern, Raymond C. French, William R. Quinn, David S. Lorry and Thomas A. Kennedy with the Securities and Exchange Commission on July 10, 2014. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2.	Identity and Background.

As a result of the consummation of the Merger (as described in Item 4), Item 2 is hereby amended to remove Merger Sub, PH, RCF, WRQ, DLS and TAK as Reporting Persons. In addition, Schedule A to the Schedule 13D — Certain Information Regarding the Directors and Executive Officers of Merger Sub is hereby deleted.

ITEM 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

On August 18, 2014, Merger Sub (i) accepted for purchase 4,178,979 Class A Common Shares and 1,455,923 Class B Common Shares validly tendered in the Offer (excluding Shares tendered pursuant to notices of guaranteed delivery), for an aggregate consideration of approximately $6.8 million, without interest, less any applicable withholding taxes, (ii) acquired, in the Stock Purchase Agreement Transaction, 7,581,044 Class A Common Shares and 1,455,923 Class B Common Shares for an aggregate consideration of approximately $5.8 million, and (iii) acquired, by exercising its top-up option pursuant to the Merger Agreement, 173,500 Class B Common Shares from Sport Chalet for an aggregate consideration of $0.2 million.

On August 19, 2014, Merger Sub acquired, through the Merger, 654,467 Class A Common Shares and 194,883 Class B Common Shares not validly tendered into the Offer for an aggregate consideration of approximately $1.0 million.

Merger Sub acquired the Shares using funds provided by Vestis and, with respect to the Class B Common Shares acquired pursuant to the top-up option, a combination of funds provided by Vestis and the issuance to Sport Chalet of a promissory note in the principal amount of $0.2 million.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

In accordance with the Merger Agreement, as amended, the Offer expired at midnight, New York City time, at the end of August 15, 2014. As of the expiration of the Offer, 4,178,979 Class A Common Shares and 1,455,923 Class B Common Shares were validly tendered in accordance with the terms of the Offer and not validly withdrawn (excluding Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to acceptance of Shares in the Offer), including 367,439 Class A Common Shares and 939,456 Class B Common Shares tendered by the Support Agreement Stockholders. On August 18, 2014, Vestis and Issuer issued a press release announcing the results and completion of the Offer, a copy of which was filed as Exhibit (a)(5)(vii) to Amendment No. 8 to the Schedule TO filed by Merger Sub, Vestis, Fund II and Fund II-A and is hereby incorporated by reference. Merger Sub accepted the Shares tendered in the Offer for payment and paid for such Shares (other than Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to such acceptance) at the Offer Price of $1.20 per Share, net to the seller in cash, without interest.

Immediately following the consummation of the Offer, Merger Sub consummated the Stock Purchase Agreement Transaction, by which it purchased 7,581,044 Class A Common Shares and 124,986 Class B Common Shares at a price per Share of $0.75. Merger Sub also exercised its top-up option pursuant to the Merger Agreement to acquire 173,500 Class B Common Shares from Sport Chalet at a price per Share of $1.20.

Following the consummation of the Stock Purchase Agreement Transaction and Merger Sub’s exercise of the top-up option, Merger Sub owned more than 90% of each of the Class A Common Shares and Class B Common Shares. Pursuant to the Merger Agreement, on August 19, 2014, Merger Sub consummated the Merger in accordance with Section 253 of the DGCL.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each share of common stock of Merger Sub that was issued and outstanding immediately prior to the effective time of the Merger was converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and (ii) each Share outstanding (other than any (a) Shares owned by Vestis, Merger Sub or Issuer (as treasury stock or otherwise) or any of their respective direct or indirect subsidiaries or affiliates and (b) Shares held by holders who have not voted in favor of adoption of the Merger Agreement and who properly exercise appraisal rights of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive $1.20 per Share, without interest, less any applicable withholding taxes.

The Surviving Corporation intends to file with the Securities and Exchange Commission a Form 15 under the Exchange Act requesting the deregistration of the Class A Common Shares and Class B Common Shares and the suspension of Surviving Corporation’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

ITEM 5.	Interest in Securities of Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)-(b) As a result of the Merger, Vestis directly owns 100 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on August 19, 2014. Each of Vestis, VRF, VRH, Collis II, Collis II-A, Fund II, Fund II-A, FGP, UGP, VFM, VCG and GLS may be deemed to beneficially own 100 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares as of the close of business on August 19, 2014.

Due to the transactions described in Item 4, none of PH, RCF, WRQ, DLS or TAK beneficially owns any shares of Issuer as of August 19, 2014.

(c) Except for the transactions described in this Schedule 13D, no Reporting Person has effected any transactions in the classes of securities reported during the past 60 days.

ITEM 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit F – Joint press release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on August 18, 2014*

Exhibit G – Joint Filing Agreement pursuant to Rule 13d-1(k)

*	Previously filed as Exhibit (a)(5)(vii) to Amendment No. 8 to Everest Merger Sub, Inc.’s Schedule TO-T on August 18, 2014, and incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: AUGUST 19, 2014	By:	/s/ Paul Halpern
	Name:	Paul Halpern, as an individual and as Attorney-in-Fact for:

VESTIS RETAIL GROUP, LLC (1)
VESTIS RETAIL FINANCING, LLC (1)
VESTIS RETAIL HOLDINGS, LLC (1)
COLLIS EMS INVESTMENTS II, LLC (1)
COLLIS EMS INVESTMENTS II-A, LLC (1)
VERSA CAPITAL FUND II, L.P. (1)
VERSA CAPITAL FUND II-A, L.P. (1)
VERSA FGP-II, LP (1)
VERSA UGP-II, LLC (1)
VERSA FUND MANAGEMENT, LLC (1)
VERSA CAPITAL GROUP, LLC (1)
GREGORY L. SEGALL (1)
RAYMOND C. FRENCH (1)
WILLIAM R. QUINN (1)
DAVID S. LORRY (1)
THOMAS A. KENNEDY (1)

(1)	A Power of Attorney authorizing Paul Halpern to act on behalf of this entity is filed as Exhibit E to the Schedule 13D.

Exhibit Index

Exhibit	Description

A	Agreement and Plan of Merger, by and among Sport Chalet, Inc., Everest Merger Sub, Inc. and Vestis Retail Group, LLC, dated June 30, 2014.*

B	Stock Purchase Agreement, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc., The Olberz Family Trust dated 05/06/1997, Irene M. Olberz and Eric S. Olberz, dated June 30, 2014.**

C	Form of Tender and Support Agreement, dated as of June 30, 2014, by and among Vestis Retail Group, LLC, Everest Merger Sub, Inc. and each of Craig L. Levra, Howard K. Kaminsky and Dennis Trausch.***

D	Joint Filing Agreement****

E	Power of Attorney****

F	Joint press release issued by Vestis Retail Group, LLC and Sport Chalet, Inc. on August 18, 2014*****

G	Joint Filing Agreement pursuant to Rule 13d-1(k)

*	Previously filed as Exhibit (d)(1) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
**	Previously filed as Exhibit (d)(2)(ii) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
***	Previously filed as Exhibit (d)(2)(i) to Everest Merger Sub, Inc.’s Schedule TO-T, dated July 3, 2014, and incorporated herein by reference.
****	Previously filed.
*****	Previously filed as Exhibit (a)(5)(iii) to Amendment No. 8 to Everest Merger Sub, Inc.’s Schedule TO-T on August 18, 2014, and incorporated herein by reference.